“Advancing Uranium”

NEWS RELEASE

Crosshair Appoints New Vice President of Exploration

Dated: August 15th, 2007

(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of J Wayne Pickett to the position of Vice President of Exploration. Mr. Pickett was part of the geological team that discovered the Collins Bay “B” Zone Uranium deposit in northern Saskatchewan and also part of the team that discovered Bobby’s Pond VMS deposit for Inco in Newfoundland.  Mr. Pickett has been with Crosshair since September 2005 serving as General Manager Exploration – Newfoundland and Labrador Projects.

 “We are thrilled that Wayne is leading our geological team”, says Mark Morabito, President and CEO of Crosshair.  “During his time with Crosshair, his uranium expertise has been invaluable. Wayne will now play a pivotal role in planning, directing and setting objectives for our uranium exploration program as we further develop our Labrador uranium projects. Wayne leads a geological team comprised of over 15 professionals working in the Company’s St. John’s exploration office, as well as on site in Labrador.  Crosshair will continue to add additional personnel as we further advance our constantly evolving Central Mineral Belt project.”

Mr. Pickett received his Master of Science, Earth Science (Geology) from Memorial University, Newfoundland in 1989.  He is a Registered Professional Geoscientist and a member of the Association of Professional Engineers and Geoscientists of Newfoundland and the Association of Professional Engineers and Geoscientists of British Columbia.  He has over 25 years experience in mineral exploration in various parts of Canada, Mexico, Peru, Colombia and Ghana.  The Company is granting to Mr. Pickett, under the terms of its stock option plan, options to purchase up to 100,000 common shares at a price of $1.54 per share.  The options are subject to vesting over a two year period and have an expiry date of August 14, 2012.

Mr. Pickett replaces Tim Froude, who has been with the Company since 2004 as Vice President of Exploration.  The Company acknowledges and appreciates Mr. Froude’s important contribution during Crosshair’s formative years and wishes him all the best in his future endeavours.

Crosshair Adds New Senior Geologist

The Company is also pleased to announce that Mr. E. John Clarke has joined the Crosshair Team as Senior Geologist.  Mr. Clarke is responsible for overseeing all project details for the Central Mineral Belt Uranium Project in Labrador and is based at the Company’s Armstrong Camp.

Mr. Clarke graduated from Memorial University in Newfoundland with a B.Sc. Honours Degree in Earth Science in 1993 and has considerable exploration experience in a wide range of geological environments.  Mr. Clarke has extensive knowledge of a variety of deposit types including high and low-sulphidation epithermal gold, lode gold, volcanic-hosted base metals, magmatic nickel-copper-cobalt, porphyry copper-molybdenum, diamonds and industrial minerals.  These exploration pursuits have presented him the opportunity to work and live in places such as Iceland, Newfoundland and Labrador, New Brunswick, Cuba and Australia.  Prior to joining Crosshair, Mr. Clarke was a Mineral Industry Analyst with the Department of Natural Resources, Government of Newfoundland and Labrador.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com , greg@crosshairexploration.com  or michele@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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